Exhibit 4.16

STRICTLY PERSONAL BY COURIER TO BE OPENED BY ADDRESSEE ONLY Mr Peter Ellwood Catesby House Lower Catesby Daventry Northants NN11 6LF	ICI 20 Manchester Square London W1U 3AN T. +44 (0)20 7009 5000 F. +44 (0)20 7009 5001 www.ici.com

30 June 2003

Dear Peter

APPOINTMENT TO THE BOARD OF
IMPERIAL CHEMICAL INDUSTRIES PLC

I write to confirm the terms of your appointment as Non-Executive Director and, initially, as Deputy Chairman of Imperial Chemical Industries PLC (the Company), such appointment to take effect from 27 June 2003.

Definitions

1.	In this Letter of Appointment the following expressions shall have the following meanings:

Appointment means your appointment as set out in this letter;

Board means the board of directors of the Company from time to time or a duly constituted committee thereof;

Effective Date means 27 June 2003;

Group Company means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 Companies Act 1985.)

Appointment

2.	The Appointment will commence on the Effective Date and is subject to re-election to the Board at the first Annual General Meeting after joining the Board. Initially you will be appointed as Deputy Chairman of the Company, although it is intended that, on a date to be agreed and following an appropriate transition period, you will become the Company’s Chairman.

3.	Your engagement as a Non-Executive Director will be for an initial period of three years. Current practice in ICI is that Non-Executive Directors are normally expected to serve two three-year terms. However, you

Imperial Chemical Industries PLC Registered in England No 218019 Registered Office 20 Manchester Square London W1U 3AN

acknowledge that you have no entitlement to compensation (except in relation to fees due at the date of termination) if the Appointment terminates prior to the end of the three-year term for any reason.

Duties

4.	The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. In addition, as the Deputy Chairman and a Non-Executive Director, your responsibilities will include:

	a)	to constructively challenge and contribute to the development of strategy;

	b)	to scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

	c)	to satisfy yourself that that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

	d)	to determine appropriate levels of remuneration of executive directors and to have a prime role in appointing, and where necessary removing, senior management and in succession planning.

As and when you become Chairman of the Company, I will write to you again to confirm your duties as Chairman.

5.	During your Appointment, you will be required to attend the Annual General Meeting of the Company, regular and emergency Board Meetings, any Extraordinary General Meeting of the Company and to serve on and/or chair any committees of the Board to which you are appointed. The Board Agenda is usually issued on the Friday before each Board Meeting together with most of the supporting papers. We shall courier these to you at the above address, unless you advise otherwise. The Non-Executive Directors generally meet as a group twice a year without the Chairman being present for part of the time.

6.	Non-Executive Directors automatically serve on the Remuneration and Nomination Committee. In addition you have been invited to serve on the Audit Committee. Meetings of these Committees are held on Board Meeting days: in the case of the Remuneration and Nomination Committee, as and when required; in the case of the Audit Committee, immediately before the Board Meeting on a quarterly basis. It is normal practice for Non-Executive Directors to leave their Board and other papers on the Board table after Meetings.

7.	By accepting the Appointment you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. It is expected that on average this would require 2 – 3 days per week. This time commitment will be subject to review when you become Chairman of the Company.

8.	The performance of the Directors is evaluated annually.

Fees

9.	You will be entitled to a fee for your services as Deputy Chairman and Non-Executive Director of £100,000 per annum (less any necessary statutory deductions). Once you are appointed as Chairman, it is intended that your fee will be reviewed.

These fees will be paid in arrears to a bank account nominated by you in equal monthly instalments. Your fees will be reviewed annually by the Board.

10.	In respect of the period between the Effective Date and 31 December 2003, you may elect to receive up to 30% of your fees in the form of shares in the Company. Thereafter, a similar arrangement will operate under which up to 50% (or such other amount as is agreed by the Company) of your annual fees may be taken in the form of shares in the Company. I shall be writing to you in due course to give you further details.

Expenses

11.	The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by you in the course of carrying out your duties subject to production of receipts or other appropriate evidence of payment.

Other Benefits

12.	For the avoidance of doubt, you will not be eligible to receive any payments or benefits other than as provided for by this Letter of Appointment.

Other directorships and business interests

13.	The Company recognises that you have other duties and business interests. Accordingly, you will be expected to notify the Chairman and the Company Secretary of any direct conflict of interest which may arise due to your duties as Non-Executive Director of the Company and any other duties or business interests which you currently have. In particular (and prior to your appointment as Chairman) you are required to seek the Chairman’s agreement before taking on any additional commitments that might affect the time you are required to spend performing your duties pursuant to the Appointment.

Restraint on Activities and Confidentiality

14.	Except insofar as such information is already in the public domain you will keep secret and will not at any time (whether during the course of your Appointment or thereafter) use for your own or another's advantage, or reveal to any person, firm, company or organisation and shall take appropriate steps (where necessary) to prevent the publication or disclosure of any information relating to the business or interests of the Company or Group Company or any secret or confidential information acquired in consequence of your Appointment which you know or ought reasonably to have known to be confidential.

Governing Law

15.	This Letter of Appointment is governed by, and shall be construed in accordance with, the laws of England.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

/s/ Debjani Jash
……………………………………………………
FOR AND ON BEHALF OF IMPERIAL CHEMICAL INDUSTRIES PLC

I have read and agree to the above terms regarding my Appointment.

/s/ Peter B Ellwood	1.7.03
……………………………………………………	……………………………………………………
PETER ELLWOOD	DATE